SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

NOAH EDUCATION HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, with par value US$0.00005 per share**

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

G65415 104 (Ordinary Shares)

65487R303 (American Depositary Shares)

(CUSIP Number)

IPES Director (Guernsey) Limited

Baring Asia II Holdings (22) Limited

1 Royal Plaza, Royal Avenue, St Peter Port

Guernsey GY1 2HL

(Facsimile) (44) 1481 715219

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depositary Shares, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Baring Asia II Holdings (22) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,364,669[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,364,669[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Baring Asia II Holdings (22) Limited.
[2]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund II, L.P. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,364,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,364,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund II, L.P. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,364,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,364,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Baring Asia Fund II (GP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,364,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,364,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Baring Asia Fund Managers II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,364,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,364,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Maximus GP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,364,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,364,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

Item 1. Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates are the ordinary shares, par value $0.00005 per share (“Ordinary Shares”), including Ordinary Shares represented by American depositary shares (“ADSs”), each representing one Ordinary Share, of Noah Education Holdings Ltd. (the “Company”), a Cayman Islands company. The address of the principal executive offices of the Company is Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China. The Ordinary Shares reported herein were previously reported by Baring (22) and Baring GP (each as defined below) on a Schedule 13G filed on February 14, 2008.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by the following persons:

(i)	Baring Asia II Holdings (22) Limited (“Baring (22)”), a limited liability company incorporated under the laws of the British Virgin Islands;

(ii)	The Baring Asia Private Equity Fund II, L.P. 1 (“Baring LP 1”), a Guernsey limited partnership, as a controlling shareholder of Baring (22);

(iii)	The Baring Asia Private Equity Fund II, L.P. 2 (“Baring LP 2”), a Guernsey limited partnership, as a controlling shareholder of Baring (22);

(v)	Baring Asia Fund II (GP) LP (“Baring GP”), a Guernsey limited partnership, as the general partner of Baring LP 1 and Baring LP 2;

(vi)	Baring Asia Fund Managers II Limited (“Baring Limited”), a Guernsey registered company, as the general partner of Baring GP; and

(vii)	Maximus GP Holdings Limited (“Maximus Limited”), a limited liability company incorporated under the laws of the British Virgin Islands, as the controlling shareholder of Baring Limited.

Baring 22, Baring LP 1, Baring LP 2, Baring GP, Baring Limited and Maximus Limited are referred to herein as the “Reporting Persons” and each a “Reporting Person”.

Baring (22) has its principal office at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

Maximus Limited has its principal office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Baring LP 1, Baring LP 2, Baring GP and Baring Limited have their principal office at 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

The principal business of Baring (22) is investing in securities. Baring LP 1 and Baring LP 2, as the controlling shareholders of Baring (22), act through their general partner Baring GP, which in turn acts through its general partner, Baring Limited. Maximus Limited is the controlling shareholder of Baring Limited. The principal business of Baring LP 1, Baring LP 2, Baring GP, Baring Limited and Maximus Limited is investment activities.

The directors of Baring (22), Baring Limited and Maximus Limited are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment or principal business; and

(iv)	citizenship.

None of Baring (22), Baring Limited or Maximus Limited has any executive officers.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to an agreement and plan of merger, dated as of April 2, 2014 (the “Merger Agreement”), among Rainbow Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Rainbow Education Merger Sub Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.02 (previously furnished to the United States Securities and Exchange Commission (the “SEC”) by the Company on Form 6-K on April 3, 2014), and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately $34 million will be expended by Morgan Stanley Private Equity Asia IV Holdings Limited (“MSPEA Fund IV”) and/or its affiliates in acquiring 11,929,825 outstanding Ordinary Shares and ADSs owned by public shareholders of the Company other than the Rollover Shareholders (as defined in Item 4 below) (the “Publicly Held Shares”). This amount includes the estimated funds required to (i) purchase the Publicly Held Shares and (ii) pay for outstanding options, restricted shares and restricted share units to purchase Ordinary Shares.

The financing for the Merger and the other transactions contemplated by the Merger Agreement will be obtained pursuant to an equity commitment letter, dated as of April 2, 2014 (the “Equity Commitment Letter”), by and between MSPEA Fund IV and Parent. Under the terms and subject to the conditions set forth in the Equity Commitment Letter, MSPEA Fund IV committed to subscribe, or cause to be subscribed, directly or indirectly through one or more of its affiliates, for newly issued preferred shares of Parent and to pay, or cause to be paid, to Parent in immediately available funds at or prior to the effective time of the Merger (the “Effective Time”) an aggregate cash purchase price equal to $34 million. The information disclosed in this paragraph is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 7.03, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du and Baring (22) (each, a “Rollover Shareholder” and collectively, the “Rollover Shareholders”) entered into a support agreement (the “Support Agreement”) with Parent, pursuant to which an aggregate of 25,049,944 Ordinary Shares owned by the Rollover Shareholders will be canceled at the closing of the Merger in exchange for an aggregate of 25,049,944 newly issued ordinary shares of Parent. The Rollover Shareholders, which own an aggregate of approximately 68.1% of the outstanding Ordinary Shares, also agreed, among other things, to, at the shareholders’ meeting of the Company to be convened for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby (i) appear at such meeting or otherwise cause their Ordinary Shares to be counted as present thereat for purposes of determining whether a quorum is present, (ii) vote or cause to be voted at such meeting all their Ordinary Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby, and (iii) vote or cause to be voted at such meeting all their Ordinary Shares against the approval of any competing acquisition proposal (a “Competing Transaction”). In addition, the Rollover Shareholders agreed, and agreed to cause their representatives (i) not to initiate, solicit, propose, encourage or knowingly facilitate any inquiries, proposals or offers with respect to a Competing Transaction, (ii) not to engage, continue or participate in any discussions or negotiation with any parties with respect to a Competing Transaction, (iii) to promptly advise Parent in writing of any Competing Transaction, and (iv) keep Parent reasonably informed on a reasonably current basis of the status and terms of any Competing Transaction to the extent known by such Rollover Shareholder. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 7.04, and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

On April 2, 2014, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the Effective Time, each Ordinary Share or ADS issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares, each as defined below) will be cancelled and cease to exist in exchange for the right to receive $2.85 in cash without interest and net of any applicable withholding taxes. “Excluded Shares” means, collectively, Ordinary Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by the Rollover Shareholders and Ordinary Shares held by the depositary of the ADSs that are not represented by ADSs. Each of the Excluded Shares and ADSs representing Excluded Shares will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor. “Dissenting Shares” means Ordinary Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with the Cayman Islands Companies Law (the “CICL”). Each Dissenting Share will be cancelled at the Effective Time for the right to receive from the surviving corporation the appraised value of such Ordinary Shares as determined in accordance with the CICL.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at a shareholders’ meeting of the Company convened for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, ADSs will no longer be traded on the New York Stock Exchange, the ADSs and Ordinary Shares will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by Parent. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each of MSPEA Fund IV, Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Mr. Qicai Du, Ms. Siyuan Du, Baring LP 1 and Baring LP 2 (Baring LP 1 and Baring LP 2, together, “Baring Fund II”) (each, a “Guarantor” and collectively, the “Guarantors”) entered into a limited guaranty with the Company (each, a “Limited Guaranty” and collectively, the “Limited Guaranties”), pursuant to which each Guarantor irrevocably and unconditionally guaranteed, subject to certain conditions, a portion of Parent’s payment obligations under the Merger Agreement for the termination fee that may become payable by Parent under certain circumstances and certain reimbursement and indemnification obligations of Parent under the Merger Agreement; provided that each Guarantor’s payment obligation under its respective Limited Guaranty will not exceed the percentage of Parent’s termination fee and reimbursement obligations set forth therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guaranties, copies of which are filed as Exhibit 7.05 through Exhibit 7.11, and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du (collectively, the “Management Members”), Baring (22) and MSPEA Education Holding Limited (“MSPEA”) entered into an interim investors agreement (the “Interim Investors Agreement”), pursuant to which, among other things, absent the written consent of MSPEA, each of the Management Members shall not, and shall cause his or her affiliates not to, and shall not direct or request in writing that the Company or any other group company take any action or omit to take any action which action or omission (a “Prohibited Action or Omission”) would or would reasonably be expected to (x) cause the Company to be in breach of any representation, warranty, covenant or agreement under the Merger Agreement or (y) constitute, either alone or in combination with any other event, circumstance, change or effect, a Company Material Adverse Effect (as defined in the Merger Agreement). The Interim Investors Agreement also provides for the sharing of the termination fee that may become payable by Parent under certain circumstances under the Merger Agreement if the Merger is not consummated, and for the sharing of certain fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 7.12, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, MSPEA Fund IV entered into a guarantee (the “MSPEA Fund IV Guarantee”) with the Management Members and Baring (22), pursuant to which MSPEA Fund IV agreed to unconditionally and irrevocably guarantee the due and punctual performance, satisfaction and observance by MSPEA of MSPEA’s obligations, commitments, undertakings and warranties under or pursuant to the Interim Investors Agreement, and guaranteed MSPEA’s payment obligations under or pursuant to the Interim Investors Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the MSPEA Fund IV Guarantee, a copy of which is filed as Exhibit 7.13, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Baring Fund II entered into a guarantee (the “Baring Fund II Guarantee”) with the Management Members and MSPEA, pursuant to which Baring Fund II agreed to unconditionally and irrevocably guarantee the due and punctual performance, satisfaction and observance by Baring (22) of Baring (22)’s obligations, commitments, undertakings and warranties under or pursuant to the Interim Investors Agreement, and guaranteed Baring (22)’s payment obligations under or pursuant to the Interim Investors Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Baring Fund II Guarantee, a copy of which is filed as Exhibit 7.14, and is incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the date hereof, Baring (22) directly owns 3,364,669 Ordinary Shares, which represents approximately 9.2% of the issued and outstanding Ordinary Shares (based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014) and has sole voting power and sole dispositive power with respect to such shares. Baring LP 1 and Baring LP 2, as the controlling shareholders of Baring (22), may be deemed to have beneficial ownership of 3,364,669 Ordinary Shares, which represents approximately 9.2% of the issued and outstanding Ordinary Shares (based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014), and have shared voting power and shared dispositive power with respect to such shares. Baring Limited, as the general partner of Baring GP, and Baring GP, which in turn acts as the general partner of Baring LP 1 and Baring LP 2, each may be deemed to have beneficial ownership of 3,364,669 Ordinary Shares, which represents approximately 9.2% of the issued and outstanding Ordinary Shares (based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014), and have shared voting power and shared dispositive power with respect to such shares. Maximus Limited, as the controlling shareholder of Baring Limited, may be deemed to have beneficial ownership of 3,364,669 Ordinary Shares, which represents approximately 9.2% of the issued and outstanding Ordinary Shares (based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014), and has shared voting power and shared dispositive power with respect to such shares.

The Reporting Persons may be deemed to be a “group” with the other Rollover Shareholders, the Management Members, MSPEA Fund IV and MSPEA pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by the other Rollover Shareholders, the Management Members, MSPEA Fund IV and MSPEA. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the other Rollover Shareholders, the Management Members, MSPEA Fund IV and MSPEA.

(c) Except as set forth in Items 3 and 4, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the principal terms of the Merger Agreement, the Equity Commitment Letter, the Support Agreement, the Limited Guarantees, the Interim Investors Agreement, the MSPEA Fund IV Guarantee and the Baring Fund II Guarantee under Item 3 and Item 4 are incorporated herein by reference in their entirety.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments thereto, a copy of which is filed as Exhibit 7.01 and is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between any of the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 7.01	Agreement of Joint Filing by and among the Reporting Persons, dated as of April 11, 2014.

Exhibit 7.02	Agreement and Plan of Merger, among Rainbow Education Holding Limited, Rainbow Education Merger Sub Holding Limited and the Company, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 99.2 to the Company’s Form 6-K furnished on April 3, 2014).

Exhibit 7.03	Equity Commitment Letter, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of Rainbow Education Holding Limited, dated as of April 2, 2014.

Exhibit 7.04	Support Agreement, by and among Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du, Baring Asia II Holdings (22) Limited and Rainbow Education Holding Limited, dated as of April 2, 2014.

Exhibit 7.05	Limited Guarantee, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of the Company, dated as of April 2, 2014.

Exhibit 7.06	Limited Guaranty, by Mr. Dong Xu in favor of the Company, dated as of April 2, 2014.

Exhibit 7.07	Limited Guaranty, by Mr. Benguo Tang in favor of the Company, dated as of April 2, 2014.

Exhibit 7.08	Limited Guaranty, by Mr. Xiaotong Wang in favor of the Company, dated as of April 2, 2014.

Exhibit 7.09	Limited Guaranty, by Ms. Siyuan Du in favor of the Company, dated as of April 2, 2014.

Exhibit 7.10	Limited Guaranty, by Mr. Qicai Du in favor of the Company, dated as of April 2, 2014.

Exhibit 7.11	Limited Guaranty, by Baring LP 1 and Baring LP 2 in favor of the Company, dated as of April 2, 2014.

Exhibit 7.12	Interim Investors Agreement, by and among Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du, Baring Asia II Holdings (22) Limited and MSPEA Education Holding Limited, dated as of April 2, 2014.

Exhibit 7.13	Guarantee, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and Baring Asia II Holdings (22) Limited, dated as of April 2, 2014.

Exhibit 7.14	Guarantee, by Baring LP 1 and Baring LP 2 in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and MSPEA Education Holding Limited, dated as of April 2, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2014

Baring Asia II Holdings (22) Limited

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

The Baring Asia Private Equity Fund II, L.P. 1

By: Baring Asia Fund II (GP) LP acting as its general partner

By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

The Baring Asia Private Equity Fund II, L.P. 2

By: Baring Asia Fund II (GP) LP acting as its general partner

By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

Baring Asia Fund II (GP) LP

By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

Baring Asia Fund Managers II Limited

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

Maximus GP Holdings Limited

By: Maximus Group Holdings Limited acting as its director

By:	/s/ TekYok Hua
Name:	Tek Yok Hua
Title:	Director

Schedule I

Baring Asia II Holdings (22) Limited

The name and present principal occupation or principal business of each of the directors of Baring Asia II Holdings (22) Limited are set forth below.

Name	Principal Occupation/Business	Country of citizenship	Principal Business Address
IPES Director (Guernsey) Limited	Administration	Guernsey	1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL
Peter Touzeau	Administration	Guernsey	1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL

Baring Asia Fund Managers II Limited

The name and present principal occupation of each of the directors of Baring Asia Fund Managers II Limited are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Tek Yok Hua	Administration	Singapore	2 Battery Road #23-01, Maybank Tower, 049907, Singapore
David S Huckfield	Administration	United Kingdom	Richardsons Farm, Goggs Lane, Redlynch, Salisbury, Wiltshire, SP5 2NY, United Kingdom
Barry G McClay	Administration	Guernsey	1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL
Peter Touzeau	Administration	Guernsey	1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL

Maximus GP Holdings Limited

The sole director of Maximus GP Holdings Limited is Maximus Group Holdings Limited, a British Virgin Islands company with its principal office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal business of Maximus Group Holdings Limited is investment activities.